Exhibit 99.1

Kaixin Auto Holdings Announces Annual General Meeting Results

BEIJING, Aug. 24, 2023 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that all resolutions presented to the shareholders at its annual general meeting held on August 19, 2023 (the “Annual General Meeting”) were duly passed.

Accordingly, the Company will shortly announce the effectiveness of the Share Consolidation, which was passed by the shareholders at the Annual General Meeting. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

The full text of each resolution was included in the notice of the Annual General Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on July 10, 2023 and is also available on the Company’s website ir.kaixin.com. Capitalized terms not otherwise defined in this announcement shall have the meanings assigned to them in the Company’s notice of the Annual General Meeting dated July 10, 2023.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China’s used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s electric vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.